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EXHIBIT 3.4

DESIGNATION, PREFERENCES AND RIGHTS OF
SERIES B CUMULATIVE REDEEMABLE PREFERRED PARTNERSHIP UNITS
OF THE MILLS LIMITED PARTNERSHIP

        The Series B Cumulative Redeemable Preferred Partnership Units (the "Series B Preferred Units") shall have the following preferences, rights, powers and duties:

Section 1. Distributions.

        (a)  Subject to the preferential rights of the holders of any class or series of Partnership Units of the Partnership ranking senior to the Series B Preferred Units as to distributions, the General Partner, in its capacity as the holder of the then outstanding Series B Preferred Units, shall be entitled to receive, when, as and if declared by the General Partner, out of funds legally available therefore, distributions payable in cash in an amount per Series B Preferred Unit equal to the per share dividend payable on the Series B Preferred Stock on such Distribution Payment Date (defined below). The distributions on each Series B Preferred Unit shall accrue and be cumulative from October 9, 2002 (the "Original Issue Date") and shall be payable quarterly in arrears on the first day of February, May, August and November of each year (each, a "Distribution Payment Date"), commencing November 1, 2002; provided, however, that if any Distribution Payment Date is not a Business Day, then the distribution which would otherwise have been payable on such Distribution Payment Date may be paid on the next succeeding Business Day with the same force and effect as if paid on such Distribution Payment Date, and no interest or additional distributions or other sums shall accrue on the amount so payable from such Distribution Payment Date to such next succeeding Business Day. The amount of any distribution payable on the Series B Preferred Units for any full distribution period or any partial distribution period shall be prorated and computed on the basis of a 360-day year consisting of twelve 30-day months (it being understood that the distribution payable on November 1, 2002 will be for less than a full distribution period). Distribution period shall mean the period from and excluding the Original Issue Date to and including the first Distribution Payment Date, and each subsequent period from and excluding a Distribution Payment Date to and including the next succeeding Distribution Payment Date or other date as of which accrued distributions are to be calculated.

        (b)  No distributions on the Series B Preferred Units shall be declared by the General Partner or paid or set apart for payment by the Partnership at such time as the terms and provisions of any agreement of the General Partner or the Partnership, including any agreement relating to indebtedness of either of them, prohibits such declaration, payment or setting apart for payment or provides that such declaration, payment or setting apart for payment would constitute a breach thereof or a default thereunder, or if such declaration or payment shall be restricted or prohibited by law.

        (c)  Notwithstanding anything contained herein to the contrary, distributions on the Series B Preferred Units shall accrue and accumulate at the rate set forth in the Series B Preferred Stock Certificate of Designations, whether or not the Partnership has earnings, whether or not there are funds legally available for the payment of such distributions, and whether or not such distributions are declared.

        (d)  Except as provided in Section 1(e) below, no distributions shall be declared or paid or set apart for payment and no other distribution of cash or other property may be declared or made, directly or indirectly, on or with respect to any Common Units or any other class or series of Partnership Units ranking, as to distributions, on a parity with or junior to the Series B Preferred Units (other than a distribution paid in the form of Common Units or any other class or series of Partnership Units ranking junior to the Series B Preferred Units as to distributions and upon liquidation) for any period, nor shall any Common Units, or any other class or series of Partnership Units ranking junior to or on a parity with the Series B Preferred Units as to distributions or upon liquidation, be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any such units) by the Partnership (except by conversion into or exchange for Partnership Units ranking junior to the Series B Preferred Units as to distributions and upon liquidation), unless full cumulative distributions on the Series B Preferred Units for all past distribution periods and the then current distribution period shall have been or contemporaneously are (i) declared and paid in cash or (ii) declared and a sum sufficient for the payment thereof in cash is set apart for such payment.

        (e)  When distributions are not paid in full (or a sum sufficient for such full payment is not so set apart) upon the Series B Preferred Units and the units of any other series of preferred units ranking on a parity as to distributions with the Series B Preferred Units, all distributions declared upon the Series B Preferred Units and any other series of preferred units ranking on a parity as to distributions with the Series B Preferred Units shall be declared pro rata so that the amount of distributions declared per Series B Preferred Unit and such Preferred Unit of such other series shall in all cases bear to each other the same ratio that accrued distributions on each Series B Preferred Unit and each Preferred Unit of such other series (which shall not include any accrual in respect of unpaid distributions on such other series of Preferred Units for prior distribution periods if such other series of Preferred Units does not have a cumulative distribution) bear to each other. No interest, or sum of money in lieu of interest, shall be payable in respect of any distribution payment or payments on the Series B Preferred Units which may be in arrears.

        (f)    No distribution, whether payable in cash, property or units, shall be payable in excess of full cumulative distributions on the Series B Preferred Units as provided above. Any distribution payment made on the Series B Preferred Units shall first be credited against the earliest accrued but unpaid distributions due with respect to such units which remains payable. Accrued but unpaid distributions on the Series B Preferred Units will accumulate as of the Distribution Payment Date on which they first become payable.

Section 2. Liquidation Preference.

        (a)  Upon any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of the Partnership, the General Partner, in its capacity as holder of the Series B Preferred Units, shall be entitled to be paid out of the assets of the Partnership legally available for distribution to its Partners a liquidation preference of $25.00 per Series B Preferred Unit, plus an amount equal to any accrued and unpaid distributions to the date of payment (whether or not declared on such Series B Preferred Unit), before any distribution or payment shall be made to holders of Common Units or any other class or series of Partnership Units ranking junior to the Series B Preferred Units as to liquidation rights. In the event that, upon such voluntary or involuntary liquidation, dissolution or winding-up, the available assets of the Partnership are insufficient to pay the amount of the liquidating distributions on all outstanding Series B Preferred Units and the corresponding amounts payable on any other classes or series of Partnership Units ranking on a parity with the Series B Preferred Units in the distribution of assets, then the General Partner, in its capacity as the holder of the Series B Preferred Units, and the holders of all other such classes or series of Partnership Units ranking on a parity with the Series B Preferred Units shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled. For the purposes of this Section 2, (i) the consolidation or merger of the Partnership or the General Partner with one or more partnerships, limited liability companies, corporations, real estate investment trusts or other entities and (ii) a sale, lease or conveyance of all or substantially all of the Partnership's property or business shall not be deemed to constitute a liquidation, dissolution or winding-up of the Partnership.

        (b)  After payment of the full amount of the liquidating distributions to which they are entitled, the General Partner, in its capacity as holder of the Series B Preferred Units, will have no right or claim to any of the remaining assets of the Partnership.

Section 3. Redemption. In the event that the General Partner redeems or repurchases any shares of Series B Preferred Stock, the Partnership shall concurrently redeem an equivalent number of Series B Preferred Units for consideration equal to the consideration payable by the General Partner upon such redemption or repurchase. Any Series B Preferred Units so redeemed may be reissued to the General Partner at such time as the General Partner re-issues a corresponding number of shares of Series B Preferred Stock so redeemed or repurchased, in exchange for the contribution by the General Partner to the Partnership of the preceding such reissuance.

Section 4. Voting Rights. Except as required by applicable law, the General Partner, in its capacity as the holder of the Series B Preferred Units shall have no voting rights.

Section 5. Conversion. The Series B Preferred Units are not convertible into or exchangeable for any other property or securities of the Partnership.

Section 6. Ranking. With respect to the to the payment of distributions and the distribution of assets in the event of any liquidation, dissolution or winding up of the Partnership, the Series B Preferred Units shall be deemed to rank:

        (a)  senior to the Partnership's Common Units and to any class or series of Partnership Units other than those referred to in clauses (b) or (c) of this Section 6;

        (b)  on a parity with any other class or series of Partnership Units the terms of which specifically provide that such class or series of Partnership Units ranks on a parity with the Series B Preferred Units as to the payment of distributions and the distribution of assets in the event of any liquidation, dissolution or winding up of the Partnership; and

        (c)  junior to the Partnership's outstanding Series A Preferred Units and any other class or series of Partnership Units of the Partnership, the terms of which specifically provide that such class or series ranks senior to the Series B Preferred Units as to the payment of distributions and the distribution of assets in the event of any liquidation, dissolution or winding up of the Partnership.

Section 7. General Partner's Rights. The rights of the General Partner, in its capacity as the holder of the Series B Preferred Units, are in addition to and not in limitation of any other rights or authority of the General Partner in any other capacity under the Limited Partnership Agreement or applicable law. In addition, nothing contained in this Exhibit 6 shall be deemed to limit or otherwise restrict the authority of the General Partner under the Limited Partnership Agreement, other than in its capacity as the holder of the Series B Preferred Units.

Section 8. Restriction on Ownership. The Series B Preferred Units shall be owned and held solely by the General Partner.

Section 9. Definitions. The following capitalized terms used in this Exhibit 6 shall have the respective meanings set forth below:

        "Common Unit" shall have the meaning ascribed thereto in the Limited Partnership Agreement.

        "Distribution Payment Date" shall have the meaning set forth in Section 1(a) hereof.

        "General Partner" shall mean The Mills Corporation, a Delaware corporation.

        "Original Issue Date" shall have the meaning set forth in Section 1(a).

        "Partners" shall mean partners of the Partnership.

        "Partnership" shall mean The Mills Limited Partnership, a Delaware limited partnership.

        "Partnership Unit" shall have the meaning ascribed thereto in the Limited Partnership Agreement.

        "Preferred Unit" shall have the meaning ascribed thereto in the Limited Partnership Agreement.

        "Series A Preferred Units" shall mean the Series A-1 and Series A-2 Cumulative Convertible Preferred Partnership Units.

        "Series B Preferred Units" shall mean the Series B Cumulative Redeemable Preferred Partnership Units.

        "Series B Preferred Stock Certificate of Designations" shall mean the Certificate of Designations, Number, Voting Powers, Preferences and Rights of 9% Series B Cumulative Redeemable Preferred Stock of the General Partner.

        "Series B Preferred Stock" shall mean the 9% Series B Cumulative Redeemable Preferred Stock, par value $.01 per share, of the General Partner as designated pursuant to the Series B Preferred Stock Certificate of Designations.

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  EXHIBIT 3.4
DESIGNATION, PREFERENCES AND RIGHTS OF SERIES B CUMULATIVE REDEEMABLE PREFERRED PARTNERSHIP UNITS OF THE MILLS LIMITED PARTNERSHIP